SAGUARO RESOURCES, INC.
                                   71 The Mead
                           Darlington, Durham DL1 1EU
                            Phone: 011-44-7753-998016
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                                                               December 28, 2009

U. S. Securities and Exchange Commission
Office of Small Business
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

Attn: Mr. H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

Re: Withdrawal of Request for Acceleration of the effective date of the Registration Statement on Form S-1/A of Saguaro Resources, Inc.
     Filed: 12-08-09
     File No. 333-162168

The registrant respectfully requests the withdrawal of the request for acceleration of the Form S-1/A Registration Statement of Saguaro Resources, Inc. of Monday, December 28, 2009 at 12 noon, eastern time, or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

If you have any questions, please contact our attorney Ms. Abby Ertz of the Ertz Law Group at (619) 840-4566.

Yours truly,


/s/ Lynn Briggs
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Lynn Briggs
President and Director